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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)


                        LAWRENCE FINANCIAL HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    519872105
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                                 (CUSIP Number)

    Jack L. Blair, 311 South Fifth Street, Ironton, OH 45638; (740) 532-0263
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]







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CUSIP No.  519872105


-----  ------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       Jack L. Blair
-----  ------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
             (a) /__/
             (b) /__/
-----  ------------------------------------------------------------------------
  3    SEC USE ONLY
-----  ------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF; OO
-----  ------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
       /__/
-----  ------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
-----  ------------------------------------------------------------------------
      NUMBER OF     7   SOLE VOTING POWER
                        24,187 (not including 11,638 shares subject to options)
       SHARES     ----  -------------------------------------------------------
                    8   SHARED VOTING POWER
    BENEFICIALLY        2,775
                  ----  -------------------------------------------------------
      OWNED BY      9   SOLE DISPOSITIVE POWER
                        17,840 (not including 11,638 shares subject to options,
        EACH            3,241 shares allocated under the First Federal Savings
                        Bank ESOP and 3,106 shares of restricted stock subject
      REPORTING         to vesting)
                  ----  --------------------------------------------------------
       PERSON      10   SHARED DISPOSITIVE POWER
                        2,775
        WITH
-----  ------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       38,600 (including 11,638 shares subject to options)
-----  ------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
        /_/
-----  ------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.8% of 661,748 shares of common stock outstanding as of December 31, 2003 (includes 11,638 shares subject to options exercisable within 60 days)
-----  ------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN
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ITEM 1.     SECURITY AND ISSUER
            Common Stock, par value $0.01 per share
            Lawrence Financial Holdings, Inc.
            311 South Fifth Street
            Ironton, Ohio  45638

ITEM 2.     IDENTITY AND BACKGROUND

            (a)   The name of the reporting person is Jack L. Blair.

            (b) Mr. Blair's business address is Lawrence Financial Holdings, Inc., 311 South Fifth Street, Ironton, Ohio 45638.

            (c) Mr. Blair is President and Chief Executive Officer and a director of Lawrence Financial Holdings, Inc. and Lawrence Federal Savings Bank located at 311 South Fifth Street, Ironton, Ohio 45638.

            (d) Mr. Blair has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Blair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Blair is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      13,181 shares were acquired by Mr. Blair for a total of $168,442. All of the funds used to purchase these shares were personal funds of Mr. Blair.

      7,765 shares of restricted stock were acquired by Mr. Blair as a result of being allocated such shares under the Lawrence Financial Holdings, Inc. 2001 Stock-Based Incentive Plan. Of those shares, 4,659 shares have vested and 3,106 shares remain unvested. Of the remaining unvested shares, 1,553 will vest on December 31, 2004 and 1,553 will vest on December 31, 2005. Mr. Blair has voting power over the restricted shares. These shares were acquired by Mr. Blair without payment.

      2,775 shares were acquired by Mr. Blair's spouse for a total of $20,974. All of the funds used to purchase these shares were personal funds of Mrs. Blair.



                                   Page 3 of 7

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      3,241 shares were acquired by Mr. Blair as a result of being allocated such shares under the Lawrence Federal Savings Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Blair without payment.

      11,638 shares may be acquired by Mr. Blair upon the exercise of stock options under the Lawrence Financial Holdings, Inc. 2001 Stock-Based Incentive Plan. These options are exercisable within sixty days of December 31, 2003. The exercise price for each of these options is $14.45.

ITEM 4.     PURPOSE OF TRANSACTION

      The shares covered by this Schedule 13D are being held for investment purposes. Mr. Blair may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as an executive officer and director of the Company, Mr. Blair does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Blair beneficially owns 38,600 shares, representing 5.8% of the 661,748 outstanding shares of the Company's common stock as of December 31, 2003.

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      In accordance with Rule 13d-3 of the Exchange act, the beneficially owned shares and the total outstanding shares include 11,638 shares that Mr. Blair may acquire within 60 days pursuant to exercisable options.

      (b) Mr. Blair has sole voting power over 24,187 shares, which does not include 11,638 shares that may be acquired upon the exercise of stock options.

            Mr. Blair has shared voting power over 2,775 shares that are held by Mr. Blair's spouse.

            Mr. Blair has sole dispositive power over 17,840 shares, which does not include 11,638 shares that may be acquired upon the exercise of stock options, 3,106 unvested shares of restricted stock and 3,241 shares allocated under the ESOP.

            Mr. Blair has shared dispositive power over 2,775 shares that are held by Mr. Blair's spouse.

      The name of Mr. Blair's spouse is Linda Blair.

      Mrs. Blair's business address is 1201 S. 13th St., Ashland, KY 41101.

      Mrs. Blair is a lab technician for Drs. Maroudis and Morton, OD PSC.

      Mrs. Blair has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      Mrs. Blair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mrs. Blair is a United States citizen.

      (c) Mr. Blair did not effect any transactions in the common stock of Lawrence Financial Holdings, Inc. during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH
          RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships between Mr. Blair and any person with respect to any securities of the Company's common stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

February 25, 2004
-----------------
Date

/s/ Jack L. Blair
---------------------------
Signature


Jack L. Blair
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Name/Title










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